================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)
                             -----------------------

                           ARCHIPELAGO HOLDINGS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    03957A104
                                 (CUSIP Number)

                                Thomas J. Murphy
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  JULY 20, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

---------------------------                          ---------------------------
03957A104                                                           Page 2 of 21
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 3 of 21
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 77, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 4 of 21
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 5 of 21
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 6 of 21
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP-W Holdings, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 7 of 21
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 8 of 21
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 9 of 21
---------------------------                          ---------------------------


ITEM 1.  SECURITY AND ISSUER.

                  ITEM 1 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS
FOLLOWS:

                  This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is filed by the undersigned to amend and supplement the Schedule 13D, dated August 16, 2004 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto, dated April 26, 2005 ("Amendment No. 1"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Archipelago Holdings, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606.


ITEM 2.  IDENTITY AND BACKGROUND.

                  Unchanged.

---------------------------                          ---------------------------
03957A104                                                          Page 10 of 21
---------------------------                          ---------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Unchanged.


ITEM 4.  PURPOSE OF TRANSACTION.

                  ITEM 4 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS
FOLLOWS:

                  The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Common Stock either in the open market or in private transactions, depending upon the Reporting Persons' evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

                  Depending upon the factors noted above and subject to the limitations described below, the Reporting Persons may decide to hold or dispose of all or part of their investment in the Common Stock.

                  The Company entered into an Agreement and Plan of Merger, dated as of April 20, 2005 (the "Original Merger Agreement"), with New York Stock Exchange,

---------------------------                          ---------------------------
03957A104                                                          Page 11 of 21
---------------------------                          ---------------------------


Inc., a New York Type A not-for-profit corporation ("NYSE"), and such other persons that become signatories thereto pursuant to the terms thereof. Pursuant to the Original Merger Agreement, the Company and NYSE agreed, among other things, to combine their businesses by (i) merging the Company (the "Company Merger") with a wholly-owned subsidiary of NYSE Group, Inc. ("Holdco"), a newly created, for-profit holding company and (ii) merging the successor to NYSE (the "NYSE Merger") with another wholly-owned subsidiary of Holdco. Amendment No. 1 was filed as a result of GAP 77, GAP-W, GapStar, GAPCO II and KG (collectively, the "GA Signatories") entering into a Support and Lock-Up Agreement, dated as of April 20, 2005 (the "Original Support Agreement"), with NYSE to induce NYSE to enter into the Original Merger Agreement. On July 20, 2005, the Company and NYSE entered into a definitive Amended and Restated Agreement and Plan of Merger ("Amended Merger Agreement") that amended and restated certain provisions of the Original Merger Agreement. Amendment No. 2 is being filed as a result of the GA Signatories entering into an Amended and Restated Support and Lock-up Agreement, dated as of July 20, 2005 (the "Amended Support Agreement"), with NYSE to induce NYSE to enter into the Amended Merger Agreement. The Amended Support Agreement provides as follows:

                  VOTING.

                  Subject to the limitations on voting set forth in the Company's Certificate of Incorporation, the GA Signatories agreed, among other things, to vote all of the shares of Common Stock held by the GA Signatories in favor of the Company Merger, the Amended Merger Agreement and the other transactions contemplated thereby (the "Proposed Transaction") and against any
(i) other proposal to acquire the Company, any of its major subsidiaries, 10% or more of any class of equity securities or voting power or

---------------------------                          ---------------------------
03957A104                                                          Page 12 of 21
---------------------------                          ---------------------------


10% or more of the consolidated gross assets of the Company or 50% or more of any class of equity securities or voting power of any major subsidiary of the Company (any such proposal an "Acquisition Proposal"), (ii) other proposal for a merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of the Company or any of its subsidiaries that is made in opposition to, or in competition with, the Proposed Transaction,
(iii) liquidation or winding up of the Company, (iv) extraordinary dividend by the Company (other than as permitted by the Amended Merger Agreement), (v) change in the capital structure of the Company and (vi) other action that would reasonably be expected to impede, delay, postpone or interfere with the Proposed Transaction or that would result in a breach of the Amended Merger Agreement by the Company that would reasonably be expected to materially adversely affect the Company.

                  In the event the Amended Merger Agreement is terminated under circumstances requiring the Company to pay a termination fee and reimburse expenses of NYSE pursuant to the terms of the Amended Merger Agreement, then for a period of fifteen months after such termination the GA Signatories agreed to vote all shares of Common Stock held by the GA Signatories (subject to (x) a cap equal to 15.8% of the total number of shares of Common Stock then issued and outstanding and (y) the limitations on voting set forth in the Company's Certificate of Incorporation) against any Acquisition Proposal.

                  NON-SOLICITATION.

                  Until the Proposed Transaction is consummated or the Amended Merger Agreement is terminated in accordance with its terms (other than under circumstances where the Company is required to pay a termination fee and reimburse expenses of NYSE), the GA Signatories agreed not to make, or in any manner participate in, directly

---------------------------                          ---------------------------
03957A104                                                          Page 13 of 21
---------------------------                          ---------------------------


or indirectly, any "solicitation" of proxies or powers of attorney, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock intended to facilitate any Acquisition Proposal with respect to the Company or to cause the failure of the stockholders of the Company to approve and adopt the Proposed Transaction. In addition, the GA Signatories agreed that neither they, nor their advisors, will solicit or knowingly encourage any inquiries or proposals relating to any Acquisition Proposal or approve or recommend any Acquisition Proposal.

                  In the event the Amended Merger Agreement is terminated under circumstances requiring the Company to pay a termination fee and reimburse expenses of NYSE pursuant to the terms of the Amended Merger Agreement, then for a period of fifteen months after such termination the GA Signatories agreed to refrain from encouraging, facilitating or supporting in any way any Acquisition Proposal.

                  TRANSFER RESTRICTIONS.

                  Until the Proposed Transaction is consummated or the Amended Merger Agreement is terminated in accordance with its terms (other than under circumstances where the Company is required to pay a termination fee and reimburse expenses of NYSE), the GA Signatories agreed not to sell or transfer any shares of Common Stock held by the GA Signatories. In the event the Amended Merger Agreement is terminated under circumstances requiring the Company to pay a termination fee and reimburse expenses of NYSE pursuant to the terms of the Amended Merger Agreement, then for a period of fifteen months after such termination the GA Signatories agreed not to sell or transfer any shares of Common Stock held by the GA Signatories.

                  During the three-year period following the consummation of the Company Merger, if any, the GA Signatories agreed not to sell or transfer any shares of common

---------------------------                          ---------------------------
03957A104                                                          Page 14 of 21
---------------------------                          ---------------------------


stock of Holdco ("Holdco Common Stock") received by the GA Signatories in the Company Merger (the "Locked-Up Shares"), except as follows: (i) upon and following the first anniversary of the closing date of the Company Merger (the "Closing Date"), the GA Signatories will be able to sell or transfer one-third of the Locked-Up Shares, to the extent such amount of Locked-Up Shares have not previously been released as described in clause (iv) below, (ii) upon and following the second anniversary of the Closing Date, the GA Signatories will be able to sell or transfer another one-third of the Locked-Up Shares, to the extent such amount of Locked-Up Shares have not previously been released as described in clause (iv) below, (iii) upon and following the third anniversary of the Closing Date, the GA Signatories will be able to sell or transfer the remaining one-third of the Locked-Up Shares, so that in any event the GA Signatories will be able to sell or transfer all Locked-Up Shares on and after the third anniversary of the Closing Date, and (iv) if the Board of Directors of Holdco releases from contractual transfer restrictions any shares of Holdco Common Stock that were issued in the NYSE Merger or the Company Merger (other than those shares of Holdco Common Stock issued to GSP, LLC ("GSP"), an entity affiliated with Mr. Gerald D. Putnam, the Chairman and Chief Executive Officer of the Company), then a proportionate number of Locked-Up Shares that remain subject to the transfer restrictions described above will similarly be released.

                  REGISTRATION RIGHTS.

                  If Holdco proposes to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), at any time following the Closing Date but prior to the expiration of the transfer restrictions described above in respect of an offering to be made for its own account,

---------------------------                          ---------------------------
03957A104                                                          Page 15 of 21
---------------------------                          ---------------------------


and Holdco decides to permit certain of its stockholders to participate in such registered offering, then the GA Signatories will have the right to participate in the registered offering on a pro rata basis with the other stockholders of Holdco participating in such registered offering. In addition, if Holdco proposes to file a registration statement under the Securities Act at any time following the Closing Date but prior to the expiration of the transfer restrictions described above in respect of an offering to be made for the account of entities affiliated with The Goldman Sachs Group, Inc., consisting of GS Archipelago Investment, L.L.C., SLK-Hull Derivatives LLC and Goldman Sachs Execution and Clearing, L.P., or any holder of Holdco Common Stock who was a member of NYSE immediately prior to the mergers contemplated by the Amended Merger Agreement in respect of Holdco Common Stock issued in the NYSE Merger, then the GA Signatories will have the right to participate in such registered offering on a pro rata basis with the other stockholders of Holdco participating in such registered offering. If the GA Signatories have not had the right to participate in at least one offering on or prior to the first anniversary of the Closing Date, then the GA Signatories shall have the right (a "Registration Right"), exercisable once during the period between the first and second anniversaries of the Closing Date, to demand that Holdco effect the registration under the Securities Act of all or any portion of the Holdco Common Stock held by the GA Signatories that are then no longer subject to the restrictions on transfer described above. If the GA Signatories have not had the right to participate in at least two offerings on or prior to the second anniversary of the Closing Date, then the GA Signatories shall have a Registration Right, exercisable once during the period between the second and third anniversaries of the Closing Date, to demand that Holdco effect the registration under the Securities Act of all or any portion of the Holdco Common Stock held by the GA Signatories that are then no longer subject to the restrictions on transfer described above. Finally, the GA Signatories have a Registration Right, exercisable once during the period between the third and fourth anniversaries of the Closing Date, to demand that Holdco effect the registration under the Securities Act of all or any portion of the Holdco Common Stock held by the GA Signatories that are then no longer subject to the restrictions on transfer described above.

---------------------------                          ---------------------------
03957A104                                                          Page 16 of 21
---------------------------                          ---------------------------


                  The foregoing summaries of the Amended Merger Agreement and the Amended Support Agreement are qualified in their entirety by reference to Exhibits 3 and 4, each of which is incorporated herein by reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Unchanged.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  ITEM 6 IS HEREBY AMENDED AND SUPPLEMENTED BY INSERTING THE FOLLOWING AT THE END THEREOF:

                  The information in Item 4 of Amendment No. 2 is incorporated herein by reference.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Power of Attorney dated January 4, 2005 appointing Thomas J. Murphy Attorney-in-Fact for GA.

                  Exhibit 2: Power of Attorney dated January 5, 2005 appointing Thomas J. Murphy Attorney-in-Fact for GAPCO II.

                  Exhibit 3: Amended and Restated Agreement and Plan of Merger dated as of July 20, 2005, by and among NYSE, the Company, NYSE Group, Inc., NYSE Merger Sub LLC, NYSE Merger Corporation Sub, Inc. and Archipelago Merger Sub, Inc. filed as
                                  Exhibit 2.1 to Registration Statement No.
                                  333-126780 of the NYSE Group, Inc. filed on Form S-4.

---------------------------                          ---------------------------
03957A104                                                          Page 17 of 21
---------------------------                          ---------------------------


                  Exhibit 4: Amended and Restated Support and Lock-Up Agreement, dated as of July 20, 2005, by and among NYSE, GAP 77, GAP-W, GapStar, GAPCO II and KG, incorporated herein by reference to
                                  Exhibit 10.2 to Registration Statement No.
                                  333-126780 of the NYSE Group, Inc. filed on Form S-4.

---------------------------                          ---------------------------
03957A104                                                          Page 18 of 21
---------------------------                          ---------------------------


                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2005

                                   GENERAL ATLANTIC LLC

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact



                                   GENERAL ATLANTIC PARTNERS 77, L.P.

                                   By:  General Atlantic LLC,
                                        Its general partner

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact



                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact



                                   GAP-W HOLDINGS, L.P.

                                   By:  General Atlantic LLC,
                                        Its general partner

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact

---------------------------                          ---------------------------
03957A104                                                          Page 19 of 21
---------------------------                          ---------------------------


                                   GAPSTAR, LLC

                                   By:  General Atlantic LLC,
                                        Its sole member

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact



                                   GAPCO GMBH CO. KG

                                   By:  GAPCO Management GmbH,
                                        Its general partner

                                   By:  /s/ Matthew Nimetz
                                        ------------------------------
                                        Name:  Matthew Nimetz
                                        Title: Managing Director



                                   GAP MANAGEMENT GMBH

                                   By:  /s/ Matthew Nimetz
                                        ------------------------------
                                        Name:  Matthew Nimetz
                                        Title: Managing Director